Exhibit 99.2


ASML Secures Sale to Fuji Film Arch of Japan

Lithography System Selected to Support R&D

VELDHOVEN, the Netherlands, April 23, 2003 - ASML Holding NV (ASML) today announced a sale in the Japanese market to Fuji Film Arch (FFA), a major developer of photochemicals used in semiconductor production. Japan is a market traditionally dominated by local lithography suppliers.

The ASML lithography system will be used to support research and development efforts for future-generation products and to verify products before shipping. FFA's photoresists are globally used by chipmakers in advanced semiconductor manufacturing applications; the photosensitive materials allow circuit patterns to be imaged onto wafers to produce integrated circuits for computers, telecommunications equipment and other electronic systems.

As the feature size of semiconductors continues to shrink, the role of resist becomes increasingly important. The combination of FFA's expertise and resist development products and ASML's advanced solutions and process knowledge will benefit the customer base of FFA.

"ASML respects FFA for selecting a solution from the only lithography company located outside of Japan. It is a vote of confidence that they went with the best solution, not the local solution," said Doug Dunn, president and CEO, ASML. "The FFA photoresist supply chain application should have a positive, strategic impact on customers, vendors, suppliers and the FFA's own internal processes."

FFA installed the ASML PAS 5500/1100 in its Shizuoka, Japan facility. The PAS 5500/1100 has a high NA 0.75 lens and can print images of 100 nm and below.

Hitachi High-Technologies Corporation, headquartered in Tokyo and serving as the exclusive sales agent for ASML in Japan, was instrumental in securing the order.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands
Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - US Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA
Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands